Ligand Pharmaceuticals Incorporated

10275 Science Center Drive

San Diego, California 92121

November 6, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler and Nandini Acharya
Division of Corporation Finance

Re:	Ligand Pharmaceuticals Incorporated (the “Company”)
Registration Statement on Form S-4 (File No. 333-162238)
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 3:30 p.m. Eastern Time on November 6, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter. If you have any questions, please contact Michael Brown of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at 858-926-3007.

Very truly yours,

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ CHARLES S. BERKMAN
Charles S. Berkman Vice President, General Counsel and Secretary